July 14, 2025

Wai Chung Li
Chief Executive Officer
FiEE, Inc.
Flat A1, 29/F, Block A , TML Tower ,
3 Hoi Shing Road , Tsuen Wan , Hong Kong

       Re: FiEE, Inc.
           Form 10-K for the Year Ended December 31, 2025
           File No. 001-37649
Dear Wai Chung Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025
Form 8-K filed April 10, 2025, page 1

1.     We note that on April 10, 2025 you filed a Form 8-K which included Item
4.02
       disclosure related to Non-Reliance on Previously Issued Financial Statements. We
       note your disclosure that management concluded that the Company   s
financial
       statements as of and for the year ended December 31, 2023 included in its Annual
       Report on Form 10-K for the fiscal year ended December 31, 2023, and as of and for the interim periods ended March 31, 2024, June 30, 2024 and September 30, 2024 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March
       31, 2024, June 30, 2024 and September 30, 2024, respectively, should no longer be relied upon, due to certain errors in such financial statements. We also note that you disclosed that you expect to file restated financial statements and restated financial information in amendments to your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, respectively. Please explain to us why you have not filed any of these amended reports or included disclosure about this restatement in your Form 10-K for the year ended December 31,
 July 14, 2025
Page 2

       2024. If you have determined that it is no longer necessary to amend these filings, please provide us your analysis. Also, as part of your response and revisions to future filings, please also refer to the guidance in ASC 450-10-50-7. Report of Independent Registered Accounting Firm, page F-2

2. We note from your Form 8-K 4.02 disclosure that in regards to the non-reliance on these previously filed financial statements, the decision was reached, and communicated to the independent accountant, on April 9,2025. The independent accountant's report for the Form 10-K for fiscal year ended 12/31/24, also filed on
       April 10, 2025, is dated April 9, 2025, and no restated items are identified within the document. Please tell us whether the errors disclosed in your Form 8-K were corrected in the current Form 10-K, or if not, explain why the accountant issued their unqualified report covering the quarterly and annual periods in question.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing